                                                                    EXHIBIT 12.1

                            PAINE WEBBER GROUP INC.
 COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK
                                   DIVIDENDS
                           (In thousands of dollars)


                                          Nine Months                             Years Ended December 31,
                                       Ended September 30,   --------------------------------------------------------------------
                                               1995             1994          1993           1992          1991          1990
                                       -------------------   ----------    ----------     ----------    ----------    ----------
Earnings (loss) before taxes               $   23,874        $   44,385    $  407,576     $  339,115    $  226,247    $ (102,633)
                                           ----------        ----------    ----------     ----------    ----------    ----------

Preferred stock dividends                      23,904             1,710         5,828         27,789        34,732        23,174
                                           ----------        ----------    ----------     ----------    ----------    ----------

Fixed charges:

  Interest                                  1,483,106         1,428,653     1,130,712        879,242     1,056,124     1,242,151

  Interest factor in rents                     44,240            51,102        50,133         45,962        43,804        42,223
                                           ----------        ----------    ----------     ----------    ----------    ----------

  Total fixed charges                       1,527,346         1,479,755     1,180,845        925,204     1,099,928     1,284,374
                                           ----------        ----------    ----------     ----------    ----------    ----------

Total fixed charges and preferred
  stock dividends                           1,551,250         1,481,465     1,186,673        952,993     1,134,660     1,307,548
                                           ----------        ----------    ----------     ----------    ----------    ----------

Earnings before taxes and fixed charges    $1,551,220        $1,524,140    $1,588,421     $1,264,319    $1,326,175    $1,181,741
                                           ==========        ==========    ==========     ==========    ==========    ==========

Ratio of earnings to fixed charges
  and preferred stock dividends                **                  1.0           1.3            1.3           1.2         *
                                           ==========        ==========    ==========     ==========    ==========    ==========



For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends (tax effected), "earnings" consist of earnings (loss) before taxes and fixed charges. "Fixed charges" consist of interest expense incurred on securities sold under agreements to repurchase, short-term borrowings, long-term borrowings and that portion of rental expense estimated to be representative of the interest factor.


* Earnings were inadequate to cover fixed charges and would have had to increase $125,807 in order to cover the deficiency.
** Earnings were inadequate to cover fixed charges and would have had to increase $30 in order to cover the deficiency.